Exhibit 99.45

BURCON TO PRESENT AT
13th INTERNATIONAL RAPESEED CONGRESS

Vancouver, British Columbia, May 27, 2011 — Burcon NutraScience Corporation (TSX – BU) will participate in the 13th International Rapeseed Congress on Monday, June 6, 2011, at the Prague Congress Centre, Czech Republic. Dr. Martin Schweizer, vice president technical development, will present on toxicity studies conducted on Burcon’s cruciferin-rich and napin-rich canola protein isolates. These studies were originally conducted as part of Burcon’s GRAS (Generally Regarded as Safe) self affirmation process and then were subsequently published in peer reviewed journals to support the GRAS Notification process and the attainment of a No-Objection letter from the US Food and Drug Administration for Burcon’s Puratein® and Supertein™ canola protein isolates.

The 13th International Rapeseed Congress will be held from June 5-9, 2011 at the Prague Congress Centre in Prague, Czech Republic. The International Rapeseed Congress is held once every four years (2007 Wuhan China; 2003 Copenhagen, Denmark) and feature presentations by leading scientists and executives in the $36 billion global rapeseed/canola industry.

For more information visit the 13th International Rapeseed Congress website at:
www.irc2011.org/

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 160 issued patents in various countries, including 25 issued U.S. patents, and in excess of 270 additional pending patent applications, 69 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca